Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces New Board of Directors

Pittsburgh, PA (November 11, 2009) — NOVA Chemicals today announced the membership of its new Board of Directors, including the appointment of Dr. Gerhard Roiss as Chairman of the Board and Mohamed Al Mehairi as Vice Chairman. International Petroleum Investment Corporation (IPIC) and OMV Aktiengesellschaft (OMV) recently received clearance from the European Commission with respect to their plans for potential joint control of NOVA Chemicals. Accordingly, effective November 10, 2009, NOVA Chemicals’ Board was expanded to consist of seven directors.

The members of the new NOVA Chemicals Board are:

•	Gerhard Roiss, Chairman – Deputy CEO of OMV and Chairman of Borealis AG (Borealis) Supervisory Board
•	Mohamed Al Mehairi, Vice Chairman – Director, Investments of IPIC, member of Borealis Supervisory Board
•	David C. Davies – Chief Financial Officer (CFO) of OMV, member of Borealis Supervisory Board
•	Georg F. Thoma – Shearman Sterling LLP
•	Philip J. Brown – Torys LLP
•	Mark Garrett – Chief Executive Officer (CEO) of Borealis
•	Randy G. Woelfel – CEO Designate of NOVA Chemicals

In addition, NOVA Chemicals confirmed that November 16, 2009 is the effective date for the previously announced appointments of Randy Woelfel as CEO and Todd Karran as CFO and Treasurer.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi. Learn more at www.novachemicals.com.

Media inquiries, please contact:

Wendy Lomicka — Director, Corporate Communications, NOVA Chemicals

Tel: 412.490.4292

E-mail: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.